Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au



09045852

8 April 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary

cag_cosec_syd_prd/68580_1

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

6 April 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 3 April 2009, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.001%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 3 April 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.016%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Macquarie Capital (Singapore) Pte. Limited
(Registration Number: 199704430K)
A Member of the Macquarie Group of Companies

23 Church Street #11-11 Telephone (65) 6231 1111
Capital Square Facsimile (65) 6536 7002
Singapore 049481 Internet www.macquarie.com

State Bank of India

State Bank Bhavan Telephone (91) 2202 2678
Madame Cama Road Facsimile (91) 2285 5348
Mumbai - 400021 Internet www.statebankofindia.com


State Bank of India
With you - all the way


MACQUARIE

PRESS RELEASE

SBI AND MACQUARIE LAUNCH INDIAN INFRASTRUCTURE FUND - US$1.037 BILLION RAISED

Mumbai: 6 April 2009 – State Bank of India (SBI) and Macquarie Group Limited (Macquarie) today announced the launch of the Macquarie-SBI Infrastructure Fund (MSIF), which will invest in infrastructure projects in India.

International investors have committed US$887 million to MSIF alongside a direct co investment commitment of US$150 million by SBI, bringing total capital raised to US$1.037 billion.

MSIF will continue to raise capital during 2009, and together with Indian domestic institutions, the total capital is anticipated to be between US$2 billion and US$3 billion.

Foreign institutions will invest through MSIF and Indian domestic institutions will invest through a domestic entity called the SBI-Macquarie Infrastructure Trust (SMIT). MSIF and SMIT will invest together into infrastructure projects in India.

MSIF is managed by the SBI and Macquarie joint venture, with the International Finance Corporation (IFC), a member of the World Bank Group, as a minority shareholder and cornerstone investor in MSIF. SMIT will also be managed by the joint venture.

SBI, Macquarie and IFC have committed US$150 million each to bring a total of US$450 million of sponsor commitments.

SBI and Macquarie bring a unique combination of local and international expertise to the joint venture. SBI is the largest project finance arranger in Asia and the largest lender in India with a deep knowledge of the country's infrastructure sector.

Macquarie is a leading owner and operator of infrastructure assets globally and brings to the joint venture its global expertise in the financing, development and operation of infrastructure assets.

Investments will be made in traditional infrastructure assets that generate long term identifiable cash flows, and that exhibit essential service characteristics.

These include roads, sea ports, airports, power generation, transmission and distribution, gas distribution, telecommunications and logistics businesses. Investments will include green-field projects as well as established operating businesses.

An investment pipeline has been identified and is under assessment. The sponsors anticipate further investment opportunities over the next two to three years, which corresponds with the investment period of MSIF.

Ms. Anita George, Director of Infrastructure, IFC, said: "Infrastructure is a key priority for India. IFC's contribution to the creation of this fund, in partnership with Macquarie and SBI, is part of its counter-cyclical investment strategy that fulfils its longer term development mandate. Through this Fund India will be able to sustain infrastructure investments, in power, toll roads, and ports, despite a tough environment and help generate jobs and enhance incomes."

Mr. R. Sridharan, Managing Director of SBI, said: "As per the Planning Commission of India estimates, the country will need close to US$500 billion in infrastructure investments in the next five years. Funding of this magnitude cannot be supported domestically alone and must be supplemented by other sources of capital.

"Traditional methods of debt financing must be supported with equity funding. SBI aims to bridge this funding gap by establishing this fund and bringing in international expertise through our joint venture with Macquarie."

Mr. Nick van Gelder, head of Macquarie Capital Funds in Asia, said: "This joint venture provides unparalleled access for international and domestic investors to the underlying economic growth story of developing India.

"Our ability to raise over US$1 billion in exceptionally challenging markets is a testament to investors' confidence in India as an investment location and ultimately the compelling demographic story that is driving the Indian economy."

About Macquarie

Macquarie Group (Macquarie) is a global provider of banking, financial, advisory, investment and funds management services.

It is a global leader in the infrastructure finance sector with assets under management of $A242 billion as at 31 December 2008. Macquarie's specialist funds management business has been a key driver and has been exported to international markets.

Macquarie's experience and expertise provide a competitive advantage when acquiring and managing businesses.

About SBI

SBI is India's largest commercial bank by assets, profits, deposits, branches and employees and is listed on the Bombay Stock Exchange and the National Stock Exchange. It has the largest market capitalisation of any bank in India. As one of the leading project finance providers in India and, with more than 200 years experience in the Indian market, SBI brings unparalleled knowledge of the local infrastructure market to the joint venture.

SBI group arranged project finance debt worth nearly US$11.6 billion through 24 deals in 2008 alone, making it the largest loan arranger in the Asia-Pacific region and second largest in the world.

This is the first private equity fund initiative being undertaken by SBI and given the breadth of private equity opportunities emerging, SBI is considering pursuing other fund initiatives in the near future.

About IFC

IFC, a member of the World Bank Group creates opportunity for people to escape poverty and improve their lives. We foster sustainable economic growth in developing countries by supporting private sector development, mobilizing private capital, and providing advisory and risk mitigation services to businesses and governments. IFC's new investments for fiscal year 2008 total $16.2 billion, a 34 percent increase on the previous year.

For further information please contact:

R. Sridharan
Managing Director,
State Bank of India
+91 22 2202 6962
www.statebankofindia.com

Karen Halbert
Public Affairs Manager
Macquarie Capital Funds
+61 2 8232 6755
karen.halbert@macquarie.com
www.macquarie.com.au

Minakshi Seth
Communications Officer
International Finance Corporation
+91 11 4111 1000
mseth@ifc.org
www.ifc.org